Exhibit 99.1

GRAVITY CO., LTD.

NON-CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2014 AND 2013

ATTACHMENT: INDEPENDENT AUDITOR’S REPORT

GRAVITY CO., LTD.

Page(s)

Independent Auditor’s Report	1

Non-Consolidated Financial Statements

Non-Consolidated Statements of Financial Position	4

Non-Consolidated Statements of Operations	6

Non-Consolidated Statements of Changes in Equity	7

Non-Consolidated Statements of Cash Flows	8

Notes to Non-consolidated Financial Statements	10

Deloitte Anjin LLC 9F., One IFC, 10, Gukjegeumyung-ro, Youngdeungpo-gu, Seoul 150-945, Korea Tel: +82 (2) 6676 1000 Fax: +82 (2) 6674 2114 www.deloitteanjin.co.kr

Independent Auditor’s Report

English Translation of Independent Auditors’ Report Originally Issued in Korean on March 18, 2015

To the Shareholders and the Board of Directors of
GRAVITY Co., Ltd.

Report on the Financial Statements

We have audited the accompanying non-consolidated financial statements of GRAVITY Co., Ltd. (the “Company”), which comprise the non-consolidated statement of financial position as of December 31, 2014, and the non-consolidated statement of operations, non-consolidated statement of changes in equity and non-consolidated statement of cash flows, for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Non-Consolidated Financial statements

Management is responsible for the preparation and fair presentation of these non-consolidated financial statements in accordance with Accounting Standards for Non-Public Entities in the Republic of Korea (“KAS - NPEs”) and for such internal control as management determines is necessary to enable the preparation of non-consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an audit opinion on these financial statements based on our audit. We conducted our audit in accordance with Korean Standards on Auditing (“KSAs”). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

Deloitte refers to one or more of Deloitte Touche Tohmatsu Limited, a UK private company limited by guarantee (“DTTL”),

its network of member firms, and their related entities. DTTL and each of its member firms are legally separate and independent entities.

DTTL (also referred to as “Deloitte Global”) does not provide services to clients.

Please see www.deloitte.com/kr/about for a more detailed description of DTTL and its member firms.

Member of Deloitte Touche Tohmatsu Limited

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the non-consolidated financial statements present fairly, in all material respects, the financial position of the GRAVITY Co., Ltd. as of December 31, 2014, and its financial performance and its cash flows for the year then ended in accordance with KAS - NPEs.

Others

The non-consolidated financial statements of GRAVITY Co., Ltd. as of and for the year ended December 31, 2013, were audited in accordance with the former KSAs, known as auditing standards generally accepted in Korea by other auditor whose report dated March 17, 2014, expressed an unqualified opinion on those statements.

March 18, 2015

Notice to Readers

This report is effective as of March 18, 2015, the auditors’ report date. Certain subsequent events or circumstances may have occurred between the auditors’ report date and the time the auditors’ report is read. Such events or circumstances could significantly affect the accompanying separate financial statements and may result in modification to the auditors’ report.

Non-Consolidated Financial Statements

GRAVITY CO., LTD.

AS OF AND FOR THE YEARS ENDED

DECEMBER 31, 2014 AND 2013

The accompanying non-consolidated financial statements including all footnote disclosures were prepared by and are the responsibility of Gravity Co., Ltd. (the “Company”)

Park, Hyun Cheol

Chief Executive Officer

15F, 396 World Cup buk-ro, Mapo-gu, Seoul 121-795, Korea

02-2132-7000

GRAVITY CO., LTD.

NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF DECEMBER 31, 2014 AND 2013

	(In thousands of Korean won)
	December 31, 2014	December 31, 2013
ASSETS
CURRENT ASSETS:
Cash and cash equivalents (Note 3)	￦ 24,095,204	￦ 23,402,392
Short-term financial instruments (Note 3)	14,500,000	18,000,000
Trade receivables, net (Notes 4 and 19)	2,621,893	3,759,344
Short-term loans receivable, net (Notes 4, 5 and 19)	6,667	32,778
Other receivables, net (Note 19)	489,811	230,569
Advanced payments, net (Note 19)	17,756	313,278
Current portion of deferred tax assets (Note 12)	—	366,000
Prepaid income taxes	576,092	694,559
Other current assets	818,048	706,713

Total current assets	43,125,471	47,505,633

NON-CURRENT ASSETS:
Equity-method investments (Note 4)	6,463,350	10,377,516
Long-term loans receivable, net (Notes 4,5 and 19)	2,222	13,750
Property and equipment, net (Notes 6 and 7)	474,923	651,535
Intangible assets, net (Note 9)	8,906,510	13,573,211
Leasehold deposits paid (Note 8)	907,548	1,250,167
Deferred tax assets, net (Note 12)	—	5,728,000
Other non-current assets	229,827	4,346,711

Total non-current assets	16,984,380	35,940,890

TOTAL ASSETS	￦ 60,109,851	￦ 83,446,523

(Continued)

GRAVITY CO., LTD.

NON-CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (CONTINUED)

AS OF DECEMBER 31, 2014 AND 2013

	(In thousands of Korean won)
	December 31, 2014	December 31, 2013
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable (Notes 19 and 20)	￦ 1,681,818	￦ 2,747,370
Advance receipts (Note 19)	1,550,367	1,920,366
Withholdings	109,907	131,308
Deferred income (Note 19)	2,380,805	2,968,960
Income tax payable	112,742	146,384

Total current liabilities	5,835,639	7,914,388

NON-CURRENT LIABILITIES:
Long-term deferred income (Note 19)	5,207,345	6,475,232
Asset retirement obligations	210,290	99,000
Leasehold deposits received (Notes 19 and 20)	117,800	150,980

Total non-current liabilities	5,535,435	6,725,212

TOTAL LIABILITIES	11,371,074	14,639,600

SHAREHOLDERS’ EQUITY:
Capital stock
Common stock (Notes 1 and 13)	3,474,450	3,474,450
Capital surplus
Paid in capital in excess of par value (Note 13)	61,835,470	73,255,073
Other capital surplus	2,125,136	2,125,136
Accumulated other comprehensive income and expenses
Accumulated other comprehensive income of equity method investment (Notes 4 and 16)	1,528,484	1,532,202
Accumulated other comprehensive expense of equity method investment (Notes 4 and 16)	(194,930)	(160,336)
Accumulated deficit
Undisposed accumulated deficit (Note 14)	(20,029,833)	(11,419,602)

TOTAL EQUITY	48,738,777	68,806,923

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	￦ 60,109,851	￦ 83,446,523

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

NON-CONSOLIDATED STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	(In thousands of Korean won, except for per share data)
	2014	2013

Revenues (Notes 11 and 19)	￦ 17,339,523	￦ 26,257,395
Cost of revenues (Notes 15 and 19)	15,385,861	20,046,866
Gross profit	1,953,662	6,210,529
Selling and administrative expenses (Notes 15 and 19)	10,953,787	14,163,089
Operating loss	(9,000,125)	(7,952,560)

Non-operating income
Interest income (Note 19)	1,077,732	1,380,337
Gain on foreign currency translation	78,584	19,784
Gain on foreign currency transactions	237,037	465,240
Gain on valuation of equity-method investments (Note 4)	4,317	—
Gain on disposal of equity-method investments (Note 4)	122,705	—
Gain on disposal of property and equipment	4,875	1,483
Other income	369,088	376,404

	1,894,338	2,243,248
Non-operating expenses
Other bad debt expenses (Notes 4,5 and 19)	—	2,087,151
Loss on foreign currency translation	260,698	205,682
Loss on foreign currency transactions	193,904	577,647
Loss on valuation of equity-method investments (Note 4)	5,004,999	2,102,173
Loss on impairment of equity-method investments (Note 4)	—	70,793
Loss on disposal of long-term available-for-sale securities	—	67,835
Loss on disposal of property and equipment	21	—
Loss on impairment of intangible assets (Note 9)	—	1,344,120
Other losses	6,898	10,775

	5,466,520	6,466,176

Loss before income taxes	(12,572,307)	(12,175,488)
Income tax expense (Note 12)	(7,457,526)	(5,779,205)

Net loss	￦ (20,029,833)	￦ (17,954,693)

Loss per share (in Korean won)
Basic loss per share (Note 17)	￦ (2,882)	￦ (2,584)

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

(in thousands of Korean won)	Capital Stock	Capital Surplus	Accumulated other comprehensive income and loss	Retained earnings (Accumulated deficit)	Total

Balance at January 1, 2013	￦ 3,474,450	￦ 75,380,209	￦ 1,433,326	￦ 6,535,091	￦ 86,823,076
Net loss	—	—	—	(17,954,693)	(17,954,693)
Changes in equity-method investee with accumulated other comprehensive Income (Notes 4 and 16)	—	—	47,296	—	47,296
Changes in equity-method investee with accumulated other comprehensive expense (Notes 4 and 16)	—	—	(108,756)	—	(108,756)

Balance at December 31, 2013	￦ 3,474,450	￦ 75,380,209	￦ 1,371,866	￦ (11,419,602)	￦ 68,806,923

Balance at January 1, 2014	￦ 3,474,450	￦ 75,380,209	￦ 1,371,866	￦ (11,419,602)	￦ 68,806,923
Net loss	—	—	—	(20,029,833)	(20,029,833)
Disposition of accumulated deficit (Note 14)	—	(11,419,602)	—	11,419,602	—
Changes in equity-method investee with accumulated other comprehensive income (Notes 4 and 16)	—	—	(3,719)	—	(3,719)
Changes in equity-method investee with accumulated other comprehensive expense (Notes 4 and 16)	—	—	(34,594)	—	(34,594)

Balance at December 31, 2014	￦ 3,474,450	￦ 63,960,607	￦ 1,333,553	￦ (20,029,833)	￦ 48,738,777

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	(in thousands of Korean won)
	2014	2013
Cash flows from operating activities
Net loss	￦ (20,029,833)	￦ (17,954,693)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation	411,252	478,006
Amortization of intangible assets	4,743,950	5,988,101
Bad debt expenses	248,473	87,960
Other bad debt expenses	—	2,087,152
Loss on foreign currency translation	16,688	87,022
Loss on valuation of equity-method investments	5,004,999	2,102,173
Loss on impairment of equity-method investments	—	70,793
Loss on disposal of long-term available-for-sale securities	—	67,835
Loss on disposal of property and equipment	21	—
Loss on impairment of intangible assets	—	1,344,120
Gain on foreign currency translation	(78,584)	(19,784)
Gain on valuation of equity-method investments	(4,317)	—
Gain on disposal of property and equipment	(4,875)	(1,483)
Gain on disposal of equity-method investments	(122,705)	—

	10,214,902	12,291,895

Changes in operating assets and liabilities:
Decrease in trade receivables	147,395	780,689
Increase in other receivables	(311,871)	(58,152)
Decrease (increase) in accrued income	72,208	(16,805)
Decrease in advanced payments	264,761	740,900
Decrease (increase) in prepaid expenses	(192,598)	164,685
Decrease in current portion of deferred tax assets	366,000	267,000
Decrease in prepaid income taxes	118,467	268,586
Decrease in other current assets	38,055	58,474
Increase in long-term prepaid expenses	(181,770)	(1,334)
Decrease in deferred tax assets	5,796,000	3,177,000
Decrease (increase) in other non-current assets	4,269,654	(130,000)
Decrease in accounts payable	(1,063,079)	(383,466)
Decrease in withholdings	(21,401)	(17,428)
Decrease in deferred income	(1,388,119)	(215,300)
Decrease in income tax payable	(33,642)	(98,302)
Decrease in long-term deferred income	(467,922)	(1,039,511)
Decrease in leasehold deposits received	(33,180)	(3,508)
Decrease in advanced receipts	(369,998)	—
Decrease in asset retirement obligation	(28,710)	—

	6,980,250	3,493,528

Net cash used in operating activities	(2,834,681)	(2,169,270)

(Continued)

GRAVITY CO., LTD.

NON-CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

	(in thousands of Korean won)
	2014	2013

CASH FLOWS FROM INVESTING ACTIVITIES:
Decrease in short-term financial instruments	￦ 45,000,000	￦ 39,500,000
Collection of short-term loans receivable	36,250	870,694
Disposal of equity-method investments	1	—
Disposal of long-term available-for-sale securities	—	579,227
Collection of long-term loans receivable	1,389	23,056
Disposal of property and equipment	10,805	2,772
Decrease in leasehold deposits	342,619	124,065
Increase in short-term financial instruments	(41,500,000)	(40,000,000)
Increase in short-term loans receivable	(216,490)	(800,000)
Acquisition of equity-method investments	—	(800,040)
Increase in long-term loans receivable	—	(858,000)
Acquisition of property and equipment	(100,592)	(121,731)
Acquisition of intangible assets	(46,489)	(2,026,612)

Net cash provided by (used in) investing activities	3,527,493	(3,506,569)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net cash provided by (used in) financing activities	—	—

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	692,812	(5,675,839)

CASH AND CASH EQUIVALENTS

Beginning of the year	23,402,392	29,078,231

End of the year	￦ 24,095,204	￦ 23,402,392

The accompanying notes are an integral part of these non-consolidated financial statements.

GRAVITY CO., LTD.

NOTES TO NON-CONSOLIDATED FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2014 AND 2013

1.                 The Company

GRAVITY Co., Ltd. (the “Company”) was incorporated on April 4, 2000, to engage in developing and distributing online games and other related business. The Company maintains a single business segment engaged in developing online games, software licensing and other related services. The Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally over the 60 markets through three subsidiaries, including Gravity Interactive, Inc. In addition, the Company has another subsidiary, NeoCyon, Inc., which operates in mobile service business in Republic of Korea. The Company also has 85.50% ownership of Gravity Games Corp., the developer of “Dragonica”, a massive multi-player online role playing game.

On February 8, 2005, the Company listed its shares on NASDAQ in the United States, and issued 1,400,000 shares of common stock by means of American Depositary Shares.

As of December 31, 2014, the total paid-in capital amounts to ￦3,474,450 thousand. The Company’s major shareholders and their respective percentage of ownership as of December 31, 2014, are as follows:

Shareholder	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,739	59.31%
Others	2,827,161	40.69%

	6,948,900	100.00%

2.                 SIGNIFICANT ACCOUNTING POLICIES:

The principal accounting policies applied in the preparation of these non-consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1 Basis of Presentation

The Company maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”), which apply to those companies which are subject to the Act on External Audit of Stock Companies but do not prepare their financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”).

Certain accounting principles applied by the Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these financial statements are intended for use by those who are informed about Korean accounting principles and practices. The accompanying non-consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Company’s financial position, financial performance or cash flows, is not presented in the accompanying financial statements.

The following is a summary of significant accounting policies followed by the Company in the preparation of its non-consolidated financial statements.

2.2 Foreign Currency Translation

(a) Functional and presentation currency

Items included in the Company’s financial statements are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The financial statements are presented in Korean won, which is the Company’s functional and presentation currency.

(b) Foreign currency transactions and translations

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuation where items are re-measured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at each reporting date of monetary assets and liabilities denominated in foreign currencies are recognized in the statements of operations, except when deferred in other comprehensive income as qualifying cash flow hedges or available-for-sale debt securities.

Translation differences on non-monetary financial assets and liabilities, such as equities held at fair value through profit or loss, are recognized in profit or loss as part of the fair value gain or loss. Translation differences on non-monetary financial assets, such as equities classified as available-for-sale, are included in other comprehensive income.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

2.3 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks, and other short-term highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash without significant transaction costs which are subject to an insignificant risk of changes in value.

2.4 Investments in Securities

Costs of securities are determined using the moving average method. Investments in equity securities or debt securities are classified into trading securities, available-for-sale securities and held-to-maturity securities, depending on the acquisition and holding purpose. Investments in equity securities of companies, over which the Company exercises a significant control or influence, are recorded using the equity-method of accounting. Trading securities are classified as short-term investments while available-for-sale securities and held-to-maturity securities are classified as long-term investments, excluding those securities that mature or are certain to be disposed of within one year, which are then classified as short-term investments.

Held-to-maturity securities are measured at amortized cost while available-for-sale and trading securities are measured at fair value. However, non-marketable securities, classified as available-for-sale securities, are carried at cost when the fair values are not readily determinable.

Gains and losses related to trading securities are recognized in the statements of operations, while unrealized gains and losses of available-for-sale securities are recognized under other comprehensive income and expense. Realized gains and losses on available-for-sale securities are recognized in the statements of operations.

In case that the estimated amount recoverable from the securities (“recoverable amount”) is less than the amortized cost of the debt security or the acquisition cost of the equity security, the Company considers the necessity to recognize impairment losses. The Company assesses at the end of each reporting period whether there is objective evidence for impairment. If there is objective evidence for impairment, in the absence of evidence to the contrary, the recoverable amount is estimated and impairment losses are recognized in profit and losses.

If, in a subsequent period, the reversal of impairment loss can be objectively related to an event occurring after the impairment loss was recognized, the impairment loss is reversed through the statement of income for held-to-maturity securities and available-for-sale securities valued at cost, and the revised book value does not exceed the amortized cost (acquisition cost for available-for-sale securities) that would have been recorded without the impairment. The reversal for available-for-sale securities measured at fair value is recognized in the profit and losses only to the extent of the amount recognized as impairment losses.

2.5 Allowance for Doubtful Accounts

The Company provides an allowance for doubtful accounts for trade receivables. Allowances are calculated based on the estimates made through a reasonable and objective method. Bad debts expense is recorded as the difference between the estimated loss on doubtful accounts and the balance of allowance for doubtful accounts, if the estimated loss on doubtful accounts is larger than the balance of the allowance. Bad debts expense for trade receivables from commercial transactions is accounted for as selling and administrative expenses, while bad debts expense from other receivables is accounted for as non-operating expense. Uncollectible receivables are offset against allowance for doubtful accounts and in case of insufficient amount of allowance, bad debts expense is recognized.

2.6 Equity-method Investments

The Company reflects any changes in the book value of its equity-method investments on which it has significant influence after the initial purchase date. Under the equity-method, the Company records changes in its proportionate ownership in the book value of the investee in current operations, as capital adjustments or as adjustments to retained earnings, depending on the nature of the underlying change in the book value of the investee. Changes in the Company’s proportionate ownership in the book value of the investee incurred by major error corrections to the investee’s retained earnings are recognized in the profit and losses if there is no significant effect to the Company’s financial statements. All other changes in equity are accounted for under other comprehensive income and expense (changes in equity due to equity-method investments). Dividends paid by the investee to the Company are directly deducted from the Company’s equity-method investments at the moment the dividend payment is declared.

Except when the Company or its investee applies the KAS-NPEs No. 31, Special Accounting for Small and Medium-sized Companies, or when an investee prepares its financial statements in accordance with Korean IFRS, which are different from the accounting policies the Company applies for like transactions and events with similar circumstances, adjustments are made to conform the investee’s accounting policies to those of the Company when the investee’s financial statements are used by the Company in applying the equity-method.

In case the investee is also a subsidiary of the Company, net income and net assets of the investee in its non-consolidated financial statements should be equal to the corresponding share of the Company presented in the financial statements, unless the equity-method of accounting has been discontinued on the said investee.

2.7 Property and Equipment

Property and equipment are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. It also includes the present value of the estimated cost of dismantling and removing the asset, and restoring the site after the termination of the asset’s useful life, provided it meets the criteria for recognition of provisions.

Property and equipment are stated net of accumulated depreciation calculated based on the following depreciation method and estimated useful lives:

	Estimated Useful Lives	Depreciation Method
Computer and other equipment	4 years	Straight-line method
Vehicles	4 years	Straight-line method
Furniture and fixture	4 years	Straight-line method
Leasehold Improvements	4 years	Straight-line method

Expenditures incurred after the acquisition or completion of assets are capitalized only when it is probable that future economic benefits associated with the item will flow to the Company, which includes the enhancement of the value of the related assets over their recently appraised value or extension of the useful life of the related assets, and the fair value for the related cost can be reliably measured. All other routine maintenance and repairs are charged to expense as incurred.

2.8 Operating Leases

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the statements of operations on a straight-line basis over the period of the lease.

2.9 Intangible Assets

Intangible assets are stated at cost, which includes acquisition cost, production cost and other costs required to prepare the asset for its intended use. Intangible assets are stated net of accumulated amortization calculated based on the following depreciation methods and estimated useful lives:

	Estimated Useful Lives	Amortization Method
Development costs	2 ~ 5 years	Straight-line method
Software	3 years	Straight-line method
Other intangible assets	2 ~ 10 years	Straight-line method

New product and new technology related development costs, which are individually identifiable and it is probable that the expected future economic benefits will flow to the Company, are capitalized as intangible assets. Amortization of development costs begins when the related product or technology are available for sale or use, over 2 to 5 years using straight-line method.

In addition, costs for exclusive rights to distribute online games which are being developed with probable future benefits are capitalized as other intangible assets. Such intangible assets are amortized on a straight-line basis over the term of the agreement from the point of commercialization.

2.10 Government Grants

Government grants are not recognized until there is reasonable assurance that the Company will comply with the conditions attached to it and that the grants will be received.

Government grants related to assets, including non-monetary grants at fair value, are accounted for by deducting the grant in arriving at the carrying amount of the asset. The grant is recognized in profit or loss over the life of the depreciation asset, as a reduced depreciation expense, and the remaining balance upon disposal is recognized in gain or loss on disposal.

When government grants are paid to compensate specific expenses, they are deducted in the related expenses. When there are no expenses to be deducted, they are accounted for as operating revenue if they are directly related to the Company’s main operation activities and non-operating income if not. If specific requirements have to be met in order to use the grants related to income, grants received before meeting those requirements are accounted for as unearned revenue.

2.11 Impairment of Non-financial Assets

Intangible assets not yet available for use are tested annually for impairment. Goodwill acquired in a business combination is tested for impairment at the end of each reporting period by assessing its recoverable amount. Assets that are subject to amortization or depreciation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Property and equipment are reviewed for impairment under the above circumstances and when gross estimated future cash flows expected from the use and disposal of property and equipment (individual assets or cash-generating units) is less than the carrying amount. Impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and its value-in-use. For the purposes of assessing impairment, assets are grouped at the lowest levels (cash-generating units) for which there are separate and identifiable cash flows.

For the purpose of impairment testing, goodwill acquired in a business combination, from the acquisition date, should be allocated to each of the acquirer’s cash-generating units that are expected to benefit from the synergies of the combination. If the recoverable amount of the unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

Non-financial assets, other than goodwill, that suffered impairment are reviewed for possible reversal of the impairment at each reporting date. Reversal of impairment of goodwill is not allowed.

2.12 Provisions and Contingent Liabilities

Provisions are recognized when it is probable that an outflow of resources will occur due to a present obligation resulting from a past event, and the amount can be reliably estimated. However, when such outflow is dependent upon a future event, is not certain to occur, or cannot be reliably estimated, a disclosure regarding the contingent liability is made in the notes to the financial statements.

2.13 Income Tax and Deferred Income Tax

Income tax expense (benefit) includes the current income tax under the relevant income tax law and the changes in deferred tax assets or liabilities. Deferred tax assets and liabilities represent temporary differences between financial reporting and the tax bases of assets and liabilities. Deferred tax assets are recognized for temporary differences which will decrease future taxable income or operating loss to the extent that it is probable that future taxable income will be available against which the temporary differences can be utilized. Deferred tax effects applicable to items in the equity are directly reflected in the equity.

2.14 Employee Benefits

(a) Defined contribution pension plan

The Company has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses.

(b) Annual paid leave obligations

The Company recognizes expenses and liabilities related to annual paid leave during an accounting period when an employee has rendered service that gives rise to employee’s entitlement to future annual paid leave.

The Company recognized expenses and liabilities for the entire annual paid leave resulting from the rendered service as the Company compensates for unused annual leaves.

2.15 Revenue Recognition

Prepaid online game subscriptions are recognized as revenue upon their actual usage. The Company licenses the right to sell and distribute its games in exchange for an initial prepaid license fees and guarantee minimum royalty payments. The prepaid license fee revenues are deferred and recognized on a straight-line method over the license period. The guarantee minimum royalty payments are deferred and recognized as the royalties are earned. In addition, the Company receives royalty payments based on a specified percentage of the licensees’ sales. These royalties are recognized on a monthly basis as the related revenues are earned by the licensees. Revenues from other sales are recognized when goods are transferred or by the reference to the stage of completion.

Interest income is recognized using the effective interest method. When receivables are impaired, the Company reduces the carrying amount to its recoverable amount and continues unwinding the discount as interest income. Interest income on impaired receivables is recognized using the original effective interest rate.

Dividend income is recognized when the rights to receive payment is established.

2.16 Measurement of Financial Assets and Financial Liabilities

(a) Initial measurement

Financial assets and financial liabilities are measured at the fair value at the initial recognition. Generally, the transaction price (i.e. the fair value of the consideration paid for financial assets and received for financial liabilities) is treated as fair value. In addition, if there is any significant difference between the fair value and the nominal amount of receivable and payable from long-term lending and borrowing transactions or sales transactions with long-term deferred payment conditions, total amount of receivable and payable is carried at fair value.

If the consideration paid (or received) includes any amount for other than financial instruments, fair value of the financial instrument is carried at the market price. When market price is not available, fair value is estimated using valuation techniques (including present value based techniques). However, although the consideration consists of the amount for other than financial instrument, the whole amount is initially recognized if a benefit in return from using the funds is imposed or there is a certain relationship between raising and using funds. Also for lease deposits, the whole transaction price is recognized at the initial recognition. Trading securities and derivatives (except when designated as a hedging instrument in a cash flow hedge accounting) are subsequently measured at fair value after initial recognition, and changes in fair value are recognized in profit and loss. In case of other financial assets and liabilities, any transaction costs related to acquisition of financial assets or issuance of financial liabilities are added to or deducted from initially recognized fair value.

When measuring the present value of financial instruments, the Company uses the internal interest rate of transactions that occurred in the current period. If internal interest rate is not available or the difference from the market interest rate is material, market interest rate is applied. If the market interest rate cannot be calculated, then the weighted average interest rate which is calculated by reasonable and objective standards is used. If reasonable and objective standards are unavailable, the Company applies the financing costs which are reasonably estimated using the distribution rate of corporate bonds, reflecting the Company’s credit rating.

(b) Subsequent measurement

Financial assets and financial liabilities other than securities (note 2.4), derivatives, financial instruments at fair value through profit or loss, and financial guarantee contracts are measured at amortized cost using the effective interest method. Financial assets at fair value through profit or loss are subsequently measured using subsequent measurement method of trading securities (note 2.4).

2.17 Foreign currency translations of foreign subsidiaries under equity-method

The Company translates assets and liabilities at closing rate as of the reporting date, equity at exchange rate prevailing on the date of transaction, and income and expenses at average exchange rate of foreign subsidiaries under equity-method of accounting. Gains and losses arising from such translations are recognized in other comprehensive income and expense. When the foreign subsidiaries under equity-method of accounting are sold or liquidated, exchange differences recognized in other comprehensive income or expenses are recognized in the statement of operations.

3.                   Cash and Cash Equivalents and Short & Long-term Financial Instruments

As of December 31, 2014 and 2013, there are no restrictions for use of time deposits.

4.                   Equity-method Investments

Equity-method investments as of December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

		2014
Investee	Percentage of ownership (%)	Acquisition Cost	Net Asset Value	Book Value
Gravity Interactive, lnc.	100.00%	￦ 4,636,784	￦ (4,441,862)	￦ —
Gravity Entertainment Corp.	100.00%	1,763,994	374,034	374,034
Gravity EU SAS(*1)	—	—	—	—
Gravity Middle East&Africa FZ-LLC(*2)	100.00%	1,979,640	1,276,603	1,276,603
NeoCyon, Inc.	96.11%	7,715,763	4,812,713	4,812,713
Gravity Games Corp.	85.50%	12,488,520	(675,213)	—

		￦ 28,584,701	￦ 1,346,275	￦ 6,463,350

(*1)            The Company doesn’t own any shares of Gravity EU SAS, which had been sold in November 3, 2014.

(*2)            On May 7, 2007, the Company founded a wholly owned subsidiary in the United Arab Emirates, which is in process of liquidation as of December 31, 2014.

(in thousands of Korean won)

		2013
Investee	Percentage of ownership (%)	Acquisition Cost	Net Asset Value	Book Value
Gravity Interactive, lnc.	100.00%	￦ 4,636,784	￦ (2,659,058)	￦ —
Gravity Entertainment Corp.	100.00%	1,763,994	436,456	436,456
Gravity EU SAS	25.00%	2,519,363	(257,819)	—
Gravity Middle East&Africa FZ-LLC	100.00%	1,979,640	1,221,300	1,221,300
NeoCyon, Inc.	96.11%	7,715,763	8,719,760	8,719,760
Gravity Games Corp. (*1)	85.50%	12,488,520	(1,264,645)	—
		￦ 31,104,064	￦ 6,195,994	￦ 10,377,516

(*1) The Company obtained additional 34.67% of the share capital of Gravity Games Corp. for ￦ 800,040 thousand through additional paid-in capital in 2013.

Details of changes in the differences between the acquisition cost and the Company’s share of the net fair value of the equity-method investee’s identifiable asset and liability for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

2014
Investee	Beginning		Increase		Decrease		Ending
Gravity Games Corp.	￦	—	￦	—	￦	—	￦	—

(in thousands of Korean won)

	2013
Investee	Beginning		Increase		Decrease(*1)		Ending
Gravity Games Corp.	￦	1,024,031	￦	815,870	￦	1,839,901	￦	—

Differences between cost of investment and the underlying net book value of the investee consist of intangible assets and goodwill. Amortization is calculated using the straight-line method over three to five years for intangible assets and goodwill, recorded as loss on valuation of equity-method investments.

(*1) Loss on impairment of equity-method investment amounting to ￦70,793 thousand and unrecognized changes in equity interest as a result of suspending equity-method amounting to ￦1,264,645 thousand are included.

As of December 31, 2014 and 2013 there is no unrealized gain or loss arising from inter-company transactions with the equity-method investees.

Changes in equity-method investments for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014
Investees	Beginning Balance	Acquisition (Disposition)	Valuation Income (Loss)	Others(*4)	Ending Balance
Gravity Interactive, lnc.(*1)	￦ —	￦ —	￦ (1,070,124)	￦ 1,070,124	￦ —
Gravity Entertainment Corp.	436,456	—	(27,828)	(34,594)	374,034
Gravity EU SAS(*2)	—	(122,705)	—	122,705	—
Gravity Middle East &Africa FZ-LLC	1,221,300	—	4,317	50,986	1,276,603
NeoCyon, Inc.	8,719,760	—	(3,907,047)	—	4,812,713
Gravity Games Corp.(*3)	—	—	—	—	—
	￦ 10,377,516	￦ (122,705)	￦ (5,000,682)	￦ 1,209,221	￦ 6,463,350

(*1) Equity-method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. The Company recognized additional valuation loss on equity-method investment of ￦1,070,124 thousand for the year ended December 31, 2014, which is resulted from recognition of allowance for doubtful accounts in trade receivables and loans receivable to Gravity Interactive, Inc. The amount of unrecognized changes in equity as of December 31, 2014 is ￦1,765,088 thousand.

(*2) The company sold all equity of Gravity EU SAS of 25% and recognized the gain from disposal of equity-method investment of ￦122,705 thousand.

(*3) As estimated recoverable amount from equity-method investments for Gravity Games Corp. is less than its book value, the difference is recognized as a loss on impairment of equity investments. This resulted in suspension of equity-method accounting in 2013. In relation to this, amount of unrecognized changes in equity as of December 31, 2014 is ￦675,213 thousand.

(*4) Others consist of changes in accumulated other comprehensive income (expense) of equity-method investments.

(in thousands of Korean won)

	2013
Investees	Beginning Balance	Acquisition (Disposition)	Valuation Income (Loss)	Others (*4)	Ending Balance
Gravity Interactive, lnc. (*1)	￦ —	￦ —	￦ (60,547)	￦ 60,547	￦ —
Gravity Entertainment Corp.	574,719	—	(29,507)	(108,756)	436,456
Gravity EU SAS(*2)	—	—	—	—	—
Gravity Middle East &Africa FZ-LLC	1,464,423	—	(229,871)	(13,252)	1,221,300
NeoCyon, Inc.	9,452,037	—	(732,277)	—	8,719,760
Gravity Games Corp. (*3, 4)	320,724	800,040	(1,049,971)	(70,793)	—
	￦ 11,811,903	￦ 800,040	￦ (2,102,173)	￦ (132,254)	￦ 10,377,516

(*1) Equity-method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. In relation to this, amount of unrecognized changes in equity as of December 31, 2013 is ￦1,052,408 thousand.

(*2) Equity-method of accounting has been suspended in 2012 for Gravity EU SAS, due to its accumulated losses. In relation to this, amount of unrecognized changes in equity as of December 31, 2013 is ￦257,819 thousand.

(*3) As estimated recoverable amount from equity-method investments for Gravity Games Corp. is less than its book value, the difference is recognized as a loss on impairment of equity investments. This resulted in suspension of equity-method accounting in 2013. In relation to this, amount of unrecognized changes in equity as of December 31, 2013 is ￦1,264,645 thousand.

(*4) Others consist of changes in accumulated other comprehensive income (expense) and a loss on impairment of equity-method investments.

Changes in accumulated other comprehensive income and expense of equity-method investments for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014
Investees	Beginning Balance	Increase	Decrease	Ending Balance
Gravity Interactive, lnc.	￦ 1,180,434	￦ —	￦ —	￦ 1,180,434
Gravity Entertainment Corp.	(160,336)	—	34,593	(194,929)
Gravity EU SAS	122,705	—	122,705	—
Gravity Middle East&Africa FZ-LLC	297,062	50,987	—	348,049
	1,439,865	50,987	157,298	1,333,554
Deferred income tax charged directly to equity(*1)	(68,000)	—	(68,000)	—
	￦ 1,371,865	￦ 50,987	￦ 89,298	￦ 1,333,554

(in thousands of Korean won)

	2013
Investees	Beginning Balance	Increase	Decrease	Ending Balance
Gravity Interactive, lnc.	￦ 1,119,887	￦ 60,547	￦ —	￦ 1,180,434
Gravity Entertainment Corp.	(51,580)	—	108,756	(160,336)
Gravity EU SAS	122,705	—	—	122,705
Gravity Middle East&Africa FZ-LLC	310,314	—	13,252	297,062
	1,501,326	60,547	122,008	1,439,865
Deferred income tax charged directly to equity(*1)	(68,000)	—	—	(68,000)
	￦ 1,433,326	￦ 60,547	￦ 122,008	￦ 1,371,865

(*1) The Company charged deferred income taxes from the temporary differences related to equity accounts directly to equity as of December 31, 2014 and 2013 (Refer to Note 12).

Except for NeoCyon, Inc., the unaudited financial statements of the Company’s subsidiaries for the years ended December 31, 2014 and 2013 were used in the valuation of these equity-method investments. The Company has concluded that any difference between the audited and unaudited financial statements is not material.

Summary of financial information of equity-method investees as of and for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014
Investees	Assets	Liabilities	Revenue	Net Profit (Loss)
Gravity Interactive, lnc.	￦ 980,790	￦ 5,422,653	￦ 4,990,297	￦ (1,602,240)
Gravity Entertainment Corp.	377,288	3,254	16	(27,828)
Gravity Middle East&Africa FZ-LLC	1,276,603	—	—	4,317
NeoCyon, Inc.	8,920,428	3,912,923	19,315,572	(4,065,182)
Gravity Games Corp.	3,297,595	4,087,334	928,502	689,407

(in thousands of Korean won)

	2013
Investees	Assets	Liabilities	Revenue	Net Profit (Loss)
Gravity Interactive, lnc.	￦ 2,062,734	￦ 4,721,792	￦ 5,965,724	￦ (948,478)
Gravity Entertainment Corp.	439,525	3,069	23	(29,507)
Gravity EU SAS	902,903	1,934,181	1,313,602	(948,338)
Gravity Middle East&Africa FZ-LLC	1,455,041	233,741	—	(229,871)
NeoCyon, Inc.	12,754,479	3,681,791	18,284,264	(885,668)
Gravity Games Corp.	3,454,080	4,933,226	1,285,460	(890,674)

5.                 Short-term and Long-term Loans Receivable

Short-term and long-term loans receivable of the Company as of December 31, 2014 and 2013 consist of the following:

(in thousands of Korean won)

	Annual Interest Rate (%)	2014	2013
Loans for employee housing	2.0~3.0	￦ 8,889	￦ 46,528
Loans for Naru entertainment, Co., Ltd.(*1)	8.0	1,200,000	1,200,000
Loans for Gravity Interactive, Inc.(*2)	4.0	1,823,140	1,606,650
Loans for Gravity Games Corp.(*3)	6.9	1,972,000	1,972,000
Total		5,004,029	4,825,178
Less short-term portion (maturity of less than a year)		(223,157)	(893,274)
Long-term loans receivable		￦ 4,780,872	￦ 3,931,904
Allowance for doubtful accounts(*1 and *2)		(4,995,140)	(4,778,650)

(*1) In 2012, with respect to loans receivable from Naru Entertainment Co., Ltd., the estimated recoverable amount is less than the carrying value of the receivable. The Company recognized the difference as other bad debt expense.

(*2) Equity-method of accounting has been suspended in 2011 for Gravity Interactive, Inc., due to its accumulated losses. The loss on valuation of equity-method investment of ￦1,606,650 thousand in 2012 and ￦216,490 thousand in 2014 were reflected in the allowance for doubtful loans receivable (Refer to Note 4).

(*3) The intellectual property rights and shares of Gravity Games Corp. held by the former CEO of Gravity Games Corp. are provided to the Company as collaterals for the loans receivable from the Gravity Games Corp.

6.                 Property and Equipment

Details of property and equipment as of December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014
	Cost	Accumulated depreciation	Accumulated impairment losses	Carrying value
Computer and other equipment	￦ 6,211,357	￦ (5,963,376)	￦ —	￦ 247,981
Vehicles	28,111	(28,111)	—	—
Furniture and fixtures	623,971	(609,020)	—	14,951
Leasehold improvement	963,697	(751,706)	—	211,991
	￦ 7,827,136	￦ (7,352,213)	￦ —	￦ 474,923

(in thousands of Korean won)

	2013
	Cost	Accumulated depreciation	Accumulated impairment losses	Carrying value
Computer and other equipment	￦ 6,454,420	￦ (5,819,517)	￦ —	￦ 634,903
Vehicles	28,111	(28,111)	—	—
Furniture and fixtures	843,767	(827,135)	—	16,632
Leasehold improvement	745,967	(745,967)	—	—
	￦ 8,072,265	￦ (7,420,730)	￦ —	￦ 651,535

Changes in the carrying value of property and equipment for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014
	Balance at beginning of the period	Additions	Disposals	Others	Depreciation	Balance at end of the period
Computer and other equipment	￦ 634,903	￦ 11,548	￦ (5,931)	￦ —	￦ (392,539)	￦ 247,981
Vehicles	—	—	—	—	—	—
Furniture and fixtures	16,632	11,314	(21)	—	(12,974)	14,951
Leasehold improvement	—	217,730	—	—	(5,739)	211,991
	￦ 651,535	￦ 240,592	￦ (5,952)	￦ —	￦ (411,252)	￦ 474,923

(in thousands of Korean won)

	2013
	Balance at beginning of the period	Additions	Disposals	Others	Depreciation	Balance at end of the period
Computer and other equipment	￦ 962,613	￦ 118,453	￦ (676)	￦ —	￦ (445,487)	￦ 634,903
Vehicles	—	—	—	—	—	—
Furniture and fixtures	43,552	4,841	(613)	—	(31,148)	16,632
Leasehold improvement	1,371	—	—	—	(1,371)	—
	￦ 1,007,536	￦ 123,294	￦ (1,289)	￦ —	￦ (478,006)	￦ 651,535

7.                 Insurance

Property and equipment covered by insurance policies as of December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

		Amount Insured
Type of Insurance	Properties	2014	2013	Insurance company
Fire Insurance	Buildings (leased)	￦ 5,000,000	￦ 5,000,000	Heungkuk Fire & Marine Insurance Co., Ltd.
General Insurance	Equipment, furniture and fixtures	477,346	887,620	Heungkuk Fire & Marine Insurance Co., Ltd.

All vehicles, not included in the table above, are insured under liability insurance and general insurance. The Company maintains accident insurance for officers and employees with Hyundai Marine & Fire Insurance Co., Ltd. and Hanwha Life Insurance Co., Ltd. In addition, the Company carries directors’ and officers’ liability insurance with indemnities of US $10 million per litigation with Hyundai Marine & Fire Insurance Co., Ltd.

8.                 Operating Lease

The Company entered into leasehold agreements with National IT Industry Promotion Agency and SH Corp. and has paid leasehold deposits of ￦904,644 thousand to National IT Industry Promotion Agency and ￦2,904 thousand to SH Corp. as of December 31, 2014.

Future leasehold payments under operating lease as of December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014		2013
Less than one year	￦	1,341,248	￦	1,843,604
One year to three years	1,308,358		—
	￦	2,649,606	￦	1,843,604

The term of leasehold agreement with National IT Industry Promotion Agency is to December 31, 2016. The term of leasehold agreement with SH Corp. is to December 1, 2015.

Leasehold payments recognized in statement of operations for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014		2013

Lease payments	￦	1,932,279	￦	1,923,876

9.                 Intangible Assets

Details of intangible assets as of December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014
	Cost	Accumulated amortization		Accumulated impairment losses	Book Value
Development Cost	￦ 28,984,528	￦	(20,011,369)	￦ (420,176)	￦ 8,552,983
Software	9,164,969	(8,977,728)		—	187,241
Others	4,000,863	(1,306,142)		(2,528,435)	166,286

	￦ 42,150,360	￦	(30,295,239)	￦ (2,948,611)	￦ 8,906,510

(in thousands of Korean won)

	2013
	Cost	Accumulated amortization		Accumulated impairment losses	Book Value
Development Cost	￦ 28,984,528	￦	(16,021,983)	￦ (420,176)	￦ 12,542,369
Software	10,835,250	(9,970,768)		—	864,482
Others	3,970,102	(1,275,307)		(2,528,435)	166,360

	￦ 43,789,880	￦	(27,268,058)	￦ (2,948,611)	￦ 13,573,211

Changes in the carrying value of intangible for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014
	Beginning Balance	Additions	Transfer	Amortization	Impairment	Ending balance
Development Cost	￦ 12,542,369	￦ —	￦ —	￦ (3,989,386)	￦ —	￦ 8,552,983
Software	864,482	46,489	—	(723,730)	—	187,241
Others	166,360	—	30,760	(30,834)	—	166,286

	￦ 13,573,211	￦ 46,489	￦ 30,760	￦ (4,743,950)	￦ —	￦ 8,906,510

(in thousands of Korean won)

	2013
	Beginning Balance	Additions	Transfer	Amortization		Impairment(*3)	Ending balance
Development Cost(*1)	￦ 16,992,155	￦ 457,396	￦ —	￦	(4,526,019)	￦ (381,163)	￦ 12,542,369
Software	1,375,034	257,942	—	(768,494)		—	864,482
Others(*2)	919,324	903,581	—	(693,588)		(962,957)	166,360

	￦ 19,286,513	￦ 1,618,919	￦ —	￦	(5,988,101)	￦ (1,344,120)	￦ 13,573,211

(*1) The Company developed and commenced commercialization of the game named “Ragnarok Odyssey ACE” during 2013. The Company recorded costs incurred to develop “Ragnarok Odyssey ACE” as a development cost.

(*2) The Company acquired exclusive distribution right of “Steal Fighter” game within Korea and exclusive distribution right of “Requiem Returns” globally except for Korea, in 2012. Both games were commercialized in 2013. The Company recognized the amount paid for acquiring distribution rights as other intangible assets.

(*3) When the book value of an asset exceeds its recoverable value due to obsolescence or an abrupt decline in the market value of the asset, the said decline in value is deducted from the book value to correspond with the recoverable amount and recognized as a loss on impairment of intangible assets.

The amortization expenses of intangible assets for the years ended December 31, 2014 and 2013 are charged to the following accounts:

(in thousands of Korean won)

	2014	2013
Cost of sales	￦ 4,629,550	￦ 5,750,419
Selling and administrative expenses	87,887	215,274
Research and development expenses	26,513	22,408

	￦ 4,743,950	￦ 5,988,101

The Company recognized research and development costs amounting to ￦2,137,844 thousand and ￦2,798,864 thousand as selling and administrative expenses in 2014 and 2013, respectively.

10.          Employee Benefit

On December 26, 2005, the Company implemented a defined contribution pension plan in accordance with the Employee Retirement Benefit Security Act and entered into an agreement for a defined contribution insurance contract with Samsung Life Insurance Company. The insurance premiums paid in 2014 and 2013 amounted to ￦1,226,579 thousand and ￦1,114,428 thousand, respectively.

11.          Commitments

The Company has provided exclusive license agreement with foreign licensees, such as the foreign subsidiaries, GungHo Entertainment, Inc., SoftWorld International Corp. and Level up! Interactive S.A., etc., to distribute and sell online games and receives royalty fee of 20% to 40% of revenues from the online games.

12.          Deferred Income Taxes

Income tax expenses for the years ended December 31, 2014 and 2013 consist of the followings:

(in thousands of Korean won)

	2014	2013
Current income tax	￦ 1,295,526	￦ 2,335,205
Changes in deferred tax assets from temporary differences	1,471,623	852,092
Deferred income tax due to tax loss carryforwards	4,622,377	2,591,908
Deferred income tax charged to equity	68,000	—

Income tax expenses	￦ 7,457,526	￦ 5,779,205

Deferred income tax charged directly to equity for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014		2013

Accumulated other comprehensive income of equity method investment	￦	68,000	￦	—

Reconciliation between loss before income taxes and income tax expense for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014	2013
Loss before income taxes (A)	￦ (12,572,307)	￦ (12,175,489)
Income tax based on statutory rates	(2,765,908)	(2,678,608)
Add (deduct)
Non-deductible expenses	76,826	3,078
Changes in tax credits	5,121,589	3,702,557
Foreign withholding tax	1,030,650	—
Changes in valuation allowances	3,994,366	4,809,548
Others (difference in tax rates, etc.)	3	(57,370)

Income tax expenses (B)	￦ 7,457,526	￦ 5,779,205
Effective tax rates (B/A)	※	※

※ Because of net loss before tax, effective tax rates are not calculated.

Changes in the temporary differences and related deferred tax assets and liabilities for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014
	Temporary differences			Deferred tax assets (liabilities)
	Beginning	Change	Ending	Beginning	Ending
Accrued income	￦ (340,313)	￦ 188,107	￦ (152,206)	￦ (74,869)	￦ (33,485)
Property and equipment	248,635	7,924	256,559	54,700	56,443
Intangible assets	2,933,011	(1,629,632)	1,303,379	645,262	286,743
Equity-method investments	23,016,922	2,415,516	25,432,438	5,063,723	5,595,136
Accounts payable	853,105	(27,617)	825,488	187,683	181,607
Gain (loss) on foreign currency translation	8,771	—	8,771	1,930	1,930
Deferred income	2,097,846	(1,187,788)	910,058	461,527	200,213
Allowance for doubtable accounts	5,066,861	230,958	5,297,819	1,114,710	1,165,520
Asset retirement obligations	99,000	(25,793)	73,207	21,780	16,105

	￦ 33,983,838	￦ (28,325)	￦ 33,955,513	￦ 7,476,446	￦ 7,470,212

Tax loss carryforwards	8,998,690	13,764,495	22,763,185	1,979,712	5,007,901
Tax credit carryforwards	17,991,177	(3,322,472)	14,668,705	19,790,294	14,668,705
Valuation allowance(*1)				(23,152,452)	(27,146,818)

				￦ 6,094,000	￦ —

(*1) To determine the realizability of deferred tax assets, all available positive and negative evidences are considered, including the Company’s performance, the market environment in which the Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. As of December 31, 2014, the Company has recognized deferred income tax assets related to temporary differences, tax loss carryforwards and tax credit carry forwards, excluding those which are deemed to be not realizable. The balance of the deferred income tax assets is subject to change in accordance with changes in estimates for future taxable income.

(in thousands of Korean won)

	2013
	Temporary differences			Deferred tax assets (liabilities)
	Beginning	Change	Ending	Beginning	Ending

Accrued income	￦ (323,508)	￦ (16,805)	￦ (340,313)	￦ (71,172)	￦ (74,869)
Property and equipment	201,627	47,008	248,635	44,358	54,700
Intangible assets	811,006	2,122,005	2,933,011	178,421	645,262
Equity-method investments	19,281,170	3,735,752	23,016,922	4,572,149	5,063,723
Accounts payable	1,001,920	(148,815)	853,105	220,422	187,683
Available-for-sale securities	4,020,631	(4,020,631)	—	884,539	—
Gain (loss) on foreign currency translation	8,690	81	8,771	1,912	1,930
Deferred income	1,286,835	811,011	2,097,846	283,104	461,527
Allowance for doubtable accounts	2,870,873	2,195,988	5,066,861	631,592	1,114,710
Asset retirement obligations	99,000	—	99,000	21,780	21,780

	￦ 29,258,244	￦ 4,725,594	￦ 33,983,838	￦ 6,767,105	￦ 7,476,446

Tax loss carryforwards	—	8,998,690	8,998,690	—	1,979,712
Tax credit carryforwards	19,194,361	(1,203,184)	17,991,177	21,113,797	19,790,294
Valuation allowance(*1)				(18,342,902)	(23,152,452)

				￦ 9,538,000	￦ 6,094,000

(*1) To determine the realizability of deferred tax assets, all available positive and negative evidences are considered, including the Company’s performance, the market environment in which the Company operates, forecasts of future profitability, the utilization period of past tax credits and other factors. Management periodically considers these factors in reaching its conclusion. As of December 31, 2013, the Company has recognized deferred income tax assets related to temporary differences, tax loss carryforwards and the tax credit carry forwards, excluding those which are deemed to be not realizable. The balance of the deferred income tax assets is subject to change in accordance with changes in estimates for future taxable income.

Details of temporary differences, tax loss carryforwards and tax credit carry forwards not recognized as deferred tax assets as of December 31, 2014, is as follows:

(in thousands of Korean won)

Year of expiration	Temporary differences	Unused tax losses	Deferred tax credits
2015	￦ —	￦ —	￦ 4,056,399
2016	—	—	3,702,803
2017	—	—	3,583,197
2018	—	—	2,868,365
2019	—	—	457,941
2020 ~	33,955,513	22,763,185	—

	￦ 33,955,513	￦ 22,763,185	￦ 14,668,705

The gross balances of deferred tax assets and liabilities as of December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014		2013
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
Current	￦ 33,485	￦ (33,485)	￦ 440,869	￦ (74,869)
Non-current	—	—	5,728,000	—

13.          Capital Stock

The Company is authorized to issue a total of 40 million shares with a par value of ￦500 per share. As of December 31, 2014, the Company has issued 6,948,900 common shares.

In registered form, the Company is authorized to issue up to 2 million non-voting preferred shares and there are no non-voting preferred shares outstanding as of December 31, 2014.

There has been no change in the total number of common shares for the years ended December 31, 2014 and 2013.

14.          Statement of Disposition of Accumulated Deficit

Statements of disposition of accumulated deficit for the years ended December 31, 2014 and 2013 are as follows:

(in Korean won)

	2014	2013

Accumulated deficit before disposition
Unappropriated retained earnings carried over from prior year	￦ —	￦ 6,535,090,813

Net loss	(20,029,832,919)	(17,954,693,331)
	20,029,832,919	11,419,602,518
Disposition of accumulated deficit
Transfer from capital surplus	20,029,832,919	11,419,602,518

Undisposed accumulated deficit carried forward to subsequent year	￦ —	￦ —

15.          Value Added Information

Value added information for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014	2013
Salaries	￦ 10,791,469	￦ 13,303,240
Severance benefit expenses	1,226,579	1,114,428
Employee benefits	1,167,537	1,409,994
Rent	1,932,279	1,923,876
Depreciation	411,253	478,006
Amortization	4,743,950	5,988,101
Taxes and dues	511,251	715,628

	￦ 20,784,318	￦ 24,933,273

16.          Comprehensive Income (Expense)

Comprehensive income (expense) for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014		2013
Net loss	￦	(20,029,833)	￦ (17,954,693)
Other comprehensive expense

Accumulated other comprehensive income of equity-method investments (net of tax of ￦ 68,000 thousand in 2014, ￦-thousand in 2013)	(3,719)		47,296
Accumulated other comprehensive expense of equity-method investments	(34,594)		(108,756)

Comprehensive loss	￦	(20,068,146)	￦ (18,016,153)

17.          Loss per Share

The loss per share is calculation of net loss per common share. The loss per share calculations for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won, except for per share data)

	2014	2013
Net loss	￦ (20,029,833)	￦ (17,954,693)
Weighted average number of common stock outstanding (in shares)	6,948,900	6,948,900

Basic loss per share (in Korean won)	￦ (2,882)	￦ (2,584)

18.          Significant Transactions Not Affecting Cash Flows

Significant transactions not affecting cash flows for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014	2013
Reclassification of long-term deferred income to short-term deferred income	￦ 799,965	￦ 980,695
Increase in property and equipment due to recognition of asset retirement obligations	140,000	—
Reclassification of advance payments to other intangible assets	30,760	537,790
Deferred tax charged directly to equity	68,000	—
Reclassification of long-term prepaid expenses to short-term prepaid expenses	29,000	19,333
Reclassification of long-term loans receivable to short-term loans receivable	10,139	307,306
Accounts payable due to acquisition of property and equipment and intangible assets	—	943,921
Changes in equity method investments due to change in accumulated other comprehensive income (expenses) of equity method investments	(106,314)	61,461

19.          Related Party Transactions

Details of the parent and subsidiaries as of December 31, 2014 are as follows:

2014
Parent company	GungHo Online Entertainment, Inc.
Ultimate parent company	SoftBank Corp.
Subsidiaries	Gravity Interactive, Inc.
Gravity Entertainment Corp.
Gravity Middle East & Africa FZ-LLC
NeoCyon, Inc.
Gravity Games Corp.

As of December 31, 2014 and 2013 the parent company is GungHo Online Entertainment, Inc. (percentage of ownership: 59.31%) and the ultimate parent company is Soft Bank Corp.

The subsidiaries as of December 31, 2014 and 2013 are as follows:

	Percentage of ownership(%)
	2014	2013
Gravity Interactive, Inc.	100.00	100.00
Gravity Entertainment Corp.	100.00	100.00
Gravity Middle East & Africa FZ-LLC	100.00	100.00
NeoCyon, Inc.	96.11	96.11
Gravity Games Corp.	85.50	85.50

Details of associates that have sales and other transactions with the Company or have receivables and payables balances as of December 31, 2014 and 2013 are as follows:

	2014	2013
Associate	※	Gravity EU SAS

※ As of December 31, 2014, Gravity EU SAS is excluded from the related parties due to the disposition of Gravity EU SAS in 2014.

Sales and purchases with related parties for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

		2014		2013
		Sales	Purchases	Sales	Purchases
Parent company	GungHo Online Entertainment, Inc.	￦ 7,989,416	￦ 8,060	￦ 13,073,185	￦ 974,019
Subsidiaries	Gravity Interactive, Inc.	629,959	12,157	1,481,564	1,346
	NeoCyon, Inc.	874,208	696,000	705,324	1,567,000
	Gravity Games Corp.	790	—	153,139	207,525
Associate	Gravity EU SAS	237,383	—	351,812	—

		￦ 9,731,756	￦ 716,217	￦ 15,765,024	￦ 2,749,890

Accounts receivable and payable arising from sales and purchases of goods and services as of December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

		2014
		Receivables			Payables
		Trade receivables	Loans	Other receivables	Other payables	Other liabilities
Parent company	GungHo Online Entertainment, Inc.	￦ 845,871	￦ —	￦ 39,495	￦ 48,749	￦ 4,997,593
Subsidiaries	Gravity Interactive, Inc.(*1)	1,611,192	1,823,140	966	1,572	—
	Gravity Middle East & Africa FZ-LLC	—	—	—	—	1,550,301
	NeoCyon, Inc.	248,901	—	74,053	44,000	117,799
	Gravity Games Corp.(*2)	755	1,972,000	1,949,033	—	—

		￦ 2,706,719	￦ 3,795,140	￦ 2,063,547	￦ 94,321	￦ 6,665,693

(in thousands of Korean won)

		2013
		Receivables			Payables
		Trade receivables	Loans	Other receivables	Other payables	Other liabilities
Parent company	GungHo Online Entertainment, Inc.	￦ 915,357	￦ —	￦ 43,718	￦ 278,967	￦ 5,445,033
Subsidiaries	Gravity Interactive, Inc.(*1)	1,223,146	1,606,650	—	52,894	—
	Gravity Middle East & Africa FZ-LLC	—	—	—	—	1,820,301
	NeoCyon, Inc.	201,918	—	78,189	111,100	117,799
	Gravity Games Corp.(*2)	28,361	1,972,000	1,981,541	37,821	33,180
Associate	Gravity EU SAS	61,879	—	19,356	—	31414

		￦ 2,430,661	￦ 3,578,650	￦ 2,122,804	￦ 480,782	￦ 7,447,727

(*1) Interest income recognized in relation to the loans granted to Gravity Interactive Inc. for the year ended 2014 is ￦ 64,330 thousand (2013: ￦ 65,729 thousand). With respect to the loans, the Company recorded ￦1,823,140 thousand as allowance for doubtful accounts as of December 31, 2014 which was recognized as non-operating expenses in 2014 (2013: ￦1,606,650 thousand). Meanwhile, the allowance for doubtful accounts for the trade receivables was ￦1,046,400 thousand as of December 31, 2014.

(*2) The Company recorded allowances for doubtful accounts for the loans and accrued income of ￦2,087,152 thousand as of December 31, 2014, and recognized ￦2,087,152 thousand as non-operating expenses in 2014. In addition, the Company recorded allowances for doubtful accounts for other receivables and advance payments of ￦1,833,882 thousand (2013: ￦1,823,749 thousand) as of December 31, 2014, and recognized ￦10,133 thousand (2013: ￦74,899 thousand) as non-operating expenses in 2014.

Fund transactions with related parties for the years ended December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

		2014
		Loan		Collection

Subsidiaries	Gravity Interactive, Inc.	￦	216,490	￦	—

(in thousands of Korean won)

		2013
		Loan		Collection

Subsidiaries	Gravity Games Corp.	￦	1,618,000	￦	800,000

20.          Financial Instruments

(a) Fair value of financial instruments

There are no financial instruments that subsequently measured at fair value as of December 31, 2014 and 2013.

(b) Maturity analysis of financial liabilities

Details of financial liabilities by contractual maturity as of December 31, 2014 and 2013 are as follows:

(in thousands of Korean won)

	2014
	Less than 3 months		3 months– 1 year		More than 1 year		Total

Accounts payable	￦	727,560	￦	954,258	￦	—	￦	1,681,818
Leasehold deposits received	—		—		117,799		117,799

	￦	727,560	￦	954,258	￦	117,799	￦	1,799,617

(in thousands of Korean won)

	2013
	Less than 3 months		3 months– 1 year		More than 1 year		Total

Accounts payable	￦	1,510,024	￦	1,237,346	￦	—	￦	2,747,370
Leasehold deposits received	—		—		150,980		150,980

	￦	1,510,024	￦	1,237,346	￦	150,980	￦	2,898,350

(c) Liquidity risk management

The ultimate responsibility for liquidity risk management rests with the Board of Directors that has established an appropriate liquidity risk management framework for the management of the Company’s short-term, mid-term and long-term funding and liquidity management requirements. The Company manages liquidity risk by maintaining adequate reserves and banking facilities, by continuously monitoring forecast and actual cash flows and by matching the maturity profiles of financial assets and liabilities.

21.          Events after the Reporting Period

(a) Approval of financial statements

The non-consolidated financial statements of the Company for the year ended December 31, 2014 were approved by the Board of Directors on March 4, 2015.